CM 3-17

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FEB 27 2004
SEC MAIL PROCESSING SECTION
WASH. D.C. 188

SECURIT 04003201 ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53050

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NORTHSTAR FINANCIAL PARTNERS INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30078 SCHOENHERR, SUITE 100
(No. and Street)

WARREN (City) MI (State) 48088 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KEN CHAPUT 586-563-7600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JEFFREY M. MOORFOOT, CPA PC
(Name – *if individual, state last, first, middle name*)

438 SOUTH MAIN STREET (Address) # 202 ROCHESTER (City), MI (State) 48307 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, KEN CHAPUT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NORTHSTAR FINANCIAL PARTNERS, INC., as of DECEMBER 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

Vice - President
Title

____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NORTHSTAR FINANCIAL PARTNERS, INC.

Financial Statements
Year ended December 31, 2003

NORTHSTAR FINANCIAL PARTNERS, INC.
Table of Contents

- - -

Jeffrey M. Moorfoot, CPA, P.C.
438 South Main Street, Suite 202
Rochester, MI 48307

Report of Independent Public Accountant

To the Board of Directors
NorthStar Financial Partners, Inc.:

I have audited the accompanying statement of financial condition of NorthStar Financial Partners, Inc. as of December 31, 2003, and the related statements of income, changes in stockholders equity and changes in financial condition for the year ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NorthStar Financial Partners, Inc. as of December 31, 2003 and the results of operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule A is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 25, 2004

Jeffrey M. Moorfoot CPA PC

NORTHSTAR FINANCIAL PARTNERS, INC.

Statement of Financial Condition
As of December 31, 2003

ASSETS

CURRENT ASSETS		
Cash	$	56,000
Accounts receivable - trade		22,887
Total Current Assets		78,887
FURNITURE & EQUIPMENT-NET		1,584
OTHER ASSETS		100
Total Assets	$	80,571

LIABILITIES AND STOCKHOLDERS EQUITY

CURRENT LIABILITIES		
Accounts payable	$	19,593
Total Current Liabilities		19,593
STOCKHOLDERS EQUITY		
Common Stock		70,000
Paid in Capital		3,734
Retained Earnings (deficit)		(12,756)
Total Stockholders Equity		60,978
Total Liabilities and Stockholders Equity	$	80,571

See Accountants Audit Report
and Notes to the Financial Statements

NORTHSTAR FINANCIAL PARTNERS, INC.

Statement of Income
for the year ended December 31, 2003

REVENUES		
Commissions & underwriting fees	$	1,356,443
Interest & dividend income		98
TOTAL REVENUES		1,356,541
EXPENSES		
Commissions & clearance fees	$	682,091
Administrative expenses		9,001
Advertising		400
Depreciation		1,056
Education & seminars		1,990
Gifts		3,027
Consulting		1,298
Computer Expense		4,652
Licenses & registrations		3,669
Office supplies		2,243
Outside services		207,314
Management fees		292,144
Postage & delivery		4,544
Printing & reproduction		1,650
Professional fees		258
Rent		48,960
Repairs & maintenance		12,581
Research		37,326
Dues & subscriptions		4,299
Taxes- other		1,623
Travel & entertainment		13,835
Utilities, water & sewer		10,032
TOTAL EXPENSES		1,343,993
Net income	$	12,548

See Accountants Audit Report
and Notes to the Financial Statements

NORTHSTAR FINANCIAL PARTNERS, INC.

Statement of Changes in Stockholders Equity
for the year ended December 31, 2003

	Paid in Capital	Common Stock	Retained Earnings
Balances at beginning of the year	$ 3,734	$ 70,000	$ (25,304)
Distributions	-	-	-
Issuance of new capital	-	-	-
Net Income	-	-	12,548
Balances at December 31, 2002	$ 3,734	$ 70,000	$ (12,756)

See Accountants Audit Report
and Notes to the Financial Statements

NORTHSTAR FINANCIAL PARTNERS, INC.

Statement of Changes in Financial Condition
for the year ended December 31, 2003

	Total
CASH FLOWS FROM OPERATIONS;	
Net income	$ 12,548
Adjustments to reconcile excess of revenues over expenses to net cash provided by operating activities:	
Depreciation	1,056
Changes in:	
Accounts receivable & prepaids	8,244
Accounts payable	(2,635)
Cash flows from operations	19,213
CASH FLOWS FROM INVESTMENT ACTIVITIES:	
Purchase of equipment	-
Cash flows from investment activities	-
CASH FLOWS FROM FINANCING ACTIVITIES:	
Proceeds from issuance of common stock	-
Cash flows from financing activities	-
NET CHANGE IN CASH	19,213
CASH AT BEGINNING OF YEAR	36,787
CASH AT END OF YEAR	$ 56,000
REQUIRED SUPPLEMENTAL INFORMATION:	
Interest paid	$ 35

See Accountants Audit Report
and Notes to the Financial Statements

NORTHSTAR FINANCIAL PARTNERS, INC.

Notes to the Financial Statements
December 31, 2003

NOTE A - DESCRIPTION OF THE COMPANY

NorthStar Financial Partners, Inc. (the "Company") was incorporated in the State of Michigan on November 17, 2000. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc.

The Company also buys and sells securities on behalf of its customers in an introductory broker capacity, which does not involve any holding of such securities.

Effective January 28, 2002, the Company became a wholly-owned subsidiary of NorthStar Financial Enterprises, Inc. (a Michigan corporation). The sale was made through a stock exchange agreement with the shareholders of NorthStar Financial Partners, Inc.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consulting and commission income is recorded as earned with billed but not paid amounts reflected as accounts receivable.

Depreciation is provided on a straight -line basis using estimated useful lives of five to seven years.

Cash includes funds held with the Company's clearing agent, Mesirow Financial Services as a clearing deposit.

NOTE C - CAPITAL STOCK

The authorized, issued, and outstanding share of capital stock at December 31, 2003 consists of common stock at par value; 60,000 shares authorized and 2,000 shares issued and outstanding.

NOTE D - INCOME TAXES

The company files its tax return as a Federal subchapter "C" corporation for the year ended December 31, 2003. No provision for income taxes has been included in these financial statements.

NORTHSTAR FINANCIAL PARTNERS, INC.

Notes to the Financial Statements
December 31, 2003

NOTE E - EXEMPTION

The Company qualifies under the exemptive provisions of SEC Rule 15c3-3 regarding the computation of net capital and determination of reserve requirements, and accordingly, such schedules have been modified or eliminated as appropriate.

NOTE F- NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and required that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2003, the Company had net capital of $ 54,073 , which was $ 49,073 in excess of its required net capital of $ 5,000.

There is no material difference between the computation of net capital as presented on Schedule A which follows these notes to financial statements and the Company's filing included in the FOCUS Report - Part IIA as of December 31, 2003

NOTE G- LEASE COMMITMENTS

The Company entered into a three year lease in June of 2002. The lease rate is $ 4,080.00 per month. Future minimum rentals are as follows:

2004	48,960
2005	48,960
	$ 97,920

NOTE H- RELATED PARTY TRANSACTIONS

The Company paid $ 292,144 in management fees during the year to NorthStar Financial Enterprises, the Company's parent. The fees are assessed on a monthly basis by the parent and represent charges for administrative services provided to the Company.

Schedule A

NORTHSTAR FINANCIAL PARTNERS, INC.

Computation of Net Capital Under Rule 15c3-1 of The Securities and Exchange Commission December 31, 2003

Net Worth:			
Common Stock & Paid in Capital		$	73,734
Deficit			(12,756)
Deductions - Non Allowable			
Furniture & equipment- net	1,584		
Unsecured receivables-net	5,321		(6,905)
Net Capital			54,073
Minimum net capital			5,000
Excess net capital		$	49,073

There were no material differnces between the calculation of net capital above and the December 31, 2003 FOCUS report filing.

Independent Auditor's report on the Internal Control Structure Required by SEC Rule 17-a-5

Board of Directors
NorthStar Financial Partners, Inc.

In planning and performing my audit of the consolidated financial statements of NorthStar Financial Partners, Inc. for the year ended December 31, 2003, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the consolidated financial statements and not to provide assurance on the internal control structure.

I also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices & procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles, Rule 17a-5(g) lists additional objectives of the practices an procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be materially weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I consider to be material weaknesses as defined above.
I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange Act of 1934 and should not be used for any other purpose.

Jeffrey M. Moorfoot, CPA, PC
February 24, 2004